Mail Stop 6010
July 8, 2005


Via U.S. Mail and Facsimile

Mr. Frederick J. Hirt
Chief Financial Officer and Senior Vice President - Finance
Arrow International, Inc.
2400 Bernville Road
Reading, PA 19605

      Re:	Arrow International, Inc.
		Form 10-K for the year ended August 31, 2004
Filed November 12, 2004
Forms 8-K dated March 21, 2005 and June 20, 2005
      File No. 000-20212

Dear Mr. Hirt:

      We have reviewed your filing and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K Dated March 21, 2005 and June 20, 2005

1. We note your response to prior comments four and six. Please tell us more details about why you believe the presentation of the non-GAAP measures was not confusing to investors.

2. We reference your response to prior comment 4 in our letter dated
April 25, 2005 and your disclosure in the Form 8-K dated June 20, 2005. The disclosures in the Form 8-K dated June 20, 2005 include a discussion of the reasons for each of the adjustments and do not include all of the disclosures required by paragraph (e)(1)(i) of
Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the
Use
of Non-GAAP Financial Measures dated June 13, 2003 for each non-
GAAP
measure. In future filings, revise to include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure
to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
3. We note your disclosure on page 9 of the Form 8-K that
management
uses the non-GAAP information to evaluate operating performance
and
as a basis for strategic planning. In future filings please
address
the following:
* Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.
* Otherwise, discuss the reasons for any differences in the two
approaches.   We may have further comment.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


Sincerely,



Brian Cascio
Accounting Branch Chief

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Mr. Frederick J. Hirt
Arrow International, Inc.
July 8, 2005
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